Universal Holdings, Inc.
1353 Old Temescal Road, Suite 108
Corona, California 92881

September 29, 2009

VIA EDGAR
Mr. Patrick Kuhn
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	All State Properties Holdings, Inc.
Item 4.01 Form 8-K
Filed September 23, 2009
File No. 333-152571

Dear Mr. Kuhn:

We are in receipt of your comment letter dated September 25, 2009, regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

1.
We note that you engaged JSWA as your new principal accounting firm.  We also note that as of September 22, 2009, JSWA does not appear on the list of accounting firms registered with the Public Accounting Oversight Board (“PCAOB”).  Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer.  In this regard, please tell us why you believe that the engagement of JSWA as your new principal accounting firm complies with Section 102 of the Sarbanes-Oxley Act of 2002.  In your response, tell us the date that JSWA plans to become a PCAOB registered accounting firm.

Answer:  Please be advised that we have revised the Form 8-k to clearly state that we have engaged Jewett Schwartz Wolff & Associates, certified public accountants, as our new principal accounting firm.  JSWA was just the initials of the firm and the 8-k failed to clearly state which firm JSWA represented.  Jewett Schwartz Wolff & Associates is currently registered with the PCAOB.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Universal Holdings, Inc.

By:    /s/ Jeffrey Beunier
Jeffrey Beunier